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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                  PRESS RELEASE ISSUED ON AUGUST 15, 2002
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F |_|                                                 Form 40-F |X|


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes |_|                                No  |X|

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   Press Release issued on August 15, 2002 (#14/02).


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                              [QUEBECOR WORLD LOGO]

AUGUST 15, 2002                                                            14/02

FOR IMMEDIATE RELEASE                                                Page 1 OF 1

             QUEBECOR WORLD DOMINATES AT 15TH ANNUAL GOLD INK AWARDS

MONTREAL - Quebecor World Inc. today announced that the company won 55 awards at the 15th Annual Gold Ink Awards Competition, more than twice the number won by any of its major competitors. Seven gold, six silver, five bronze and 37 pewter Gold Ink Awards were won by 16 Quebecor World facilities in the United States and Canada.

The number of awards received is a testimony to the technology, experience and dedication to quality that Quebecor World commits to each customer at each of its facilities. This achievement demonstrates once again Quebecor World's position as the clear leader in a highly competitive and fast-changing industry.

Compared to last year's event, Quebecor World won more gold, silver and bronze awards, which are each given only once per category. The following facilities won gold awards: QW Acme, QW Brookfield, QW Eusey, QW South Windsor, QW St. Cloud (2) and QW Versailles.

Co-sponsored by PrintMedia and Printing Impressions, the Gold Ink Awards are recognized as North America's most prestigious print competition. Open to all creators and producers of printed material, this year's Gold Ink Award winners were chosen from nearly 1800 entries submitted within 40 distinctive categories. A panel of distinguished professionals evaluated entries on print quality, technical difficulty and overall visual effectiveness.

A complete list of Gold Ink Award winners can be viewed at: www.goldink.com.
                                                            ----------------

The Annual Gold Ink Awards Banquet will be held on Monday, October 7, 2002 at McCormick Place in Chicago during Graph Expo & Converting Expo.

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com
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                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

TONY ROSS
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070


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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             QUEBECOR WORLD INC.



                             By: /s/ Marie D. Hlavaty
                                     -------------------------------------------
                             Name:   Marie D. Hlavaty
                             Title:  Vice President, General Counsel & Secretary



Date: August 15, 2002